Filed by AT&T Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a–12

of the Securities Exchange Act of 1934

Subject Company: DIRECTV

Commission File No.: 1-34554

Top Q&A for AT&T

Key Messages

•	This deal creates a unique new competitor. We will have the premier nationwide mobile business combined with the leading video platform and we’ll reach 70 million customer locations with broadband.

•	In addition, we are adding the leading Latin American video provider.

•	Put all of this together and we have an opportunity to redefine the video entertainment industry … delivering content to consumers across multiple screens – mobile devices, TVs, laptops, the backseat displays of connected cars, and even airplanes.

•	DirecTV has a unique set of assets …That starts with a great brand …Top-notch service and technology … Premier content relationships …A high-quality customer base … And terrific Latin American operations.

•	Enormous consumer benefits to this deal

•	Together we will be able to provide consumers better bundles of TV, mobile and high-speed broadband through our extensive nationwide sales channels.

•	Unprecedented level of commitments being made:

I.	Expand our plans to build and enhance high-speed broadband service to 15 million customer locations, mostly in rural areas.

II.	Standalone broadband for customers who only want a broadband service and may choose to consume video through an OTT service – guaranteed prices for three years after closing.

III.	Nationwide video pricing for stand-alone DirecTV packages.

IV.	Continued net neutrality commitment for three years after closing.

1.	Why this transaction? Why now?

•	We believe the transaction creates immediate and long-term value, with opportunity to benefit from substantial growth potential of combined company.

•	AT&T has been looking to build out their presence in TV and we have been looking for a competitive broadband offer. Win for both and a true bundle offering.

•	This transaction really took the confluence of both the ability of AT&T to create nationwide broadband (wired and wireless) and the reality of video on a proliferation of devices to crystalize the true opportunity here of taking DirecTV’s content and video platform and pairing it with nationwide fixed and wireless broadband.

2.	Is this a competitive response to Comcast/Time Warner Cable?

•	This deal creates a unique new competitor. We will have the premier nationwide mobile business combined with the leading video platform and we’ll reach 70 million customer locations with broadband.

•	We believe the transaction creates immediate and long-term value, with opportunity to benefit from the combined company’s substantial growth potential

•	The timing of this transaction is right from both a strategic and financial perspective – it greatly enhances the long-term competitiveness of the new AT&T compared to what either DirecTV or AT&T can do alone.

•	We will be well-positioned to realize substantial incremental growth by offering consumers competitive and innovative broadband, video and mobile services.

•	The combined company will cover more than 70 million customer locations, upon completion of expanded broadband build enabled by this transaction, and be a stronger alternative to cable bundles, with a better customer experience.

3.	T: Why not Dish?

•	DirecTV is the premier pay TV company in the United States and Latin America, with the best selection of programming, the best technology for delivering and viewing high-quality video on any device and the best customer satisfaction among major U.S. cable and satellite TV providers.

•	This deal creates a unique new competitor. We will have the premier nationwide mobile business combined with the leading video platform and we’ll reach 70 million customer locations with broadband.

•	In addition, we are adding the leading Latin American video provider.

•	Put all of this together and we have an opportunity to redefine the video entertainment industry … delivering content to consumers across multiple screens – mobile devices, TVs, laptops, the backseat displays of connected cars, and even airplanes.

•	Dish would not have made as much sense:

•	Doesn’t have the premier pay TV brand; or the premier content relationships; or the quality customers; or the great operations outside the United States.

•	We believe a potential transaction with Dish would face additional regulatory scrutiny and complexity.

•	If you buy Dish and its spectrum – it impacts your participation in the FCC’s upcoming spectrum auctions and any transaction that could impact that auction will be even more closely scrutinized. We believe the FCC wants all four major wireless providers participating in a meaningful way in the upcoming incentive auction.

•	Dish has repeatedly indicated that it intends to enter the broadband market in a meaningful way so a combination of Dish’s broadband plans and an existing broadband provider actually reduces broadband competition creating yet another regulatory hurdle to clear that does not exist with DirecTV.

•	By combining with DirecTV we create a new breed of competitor, one able to offer new bundles and deliver content at scale to consumers across multiple screens. This will have a positive impact on broadband competition in the U.S., helping pave the way towards regulatory approval. In addition, by meaningfully participating in the incentive auction in 2015 we will have a great opportunity to address our spectrum needs.

4.	What happens to Mr. White after close?

•	Mr. White is looking forward to devoting all his energy towards a successful integration.

5.	What about the DirecTV management / employees team?

•	AT&T wants the benefit of DirecTV’s wonderful, world class team.

6.	Any regulatory hurdles?

•	Starting with a robust and unprecedented set of commitments. We don’t believe that there are any issues that can’t be addressed.

7.	Are the synergies achievable?

•	The combination provides significant opportunities for operating efficiencies. AT&T expects cost synergies to exceed $1.6 billion annual run-rate by three years after closing.

•	We are very confident that we will be able to achieve those synergies.

8.	Is there a breakup fee to AT&T in the event of a topping bid?

•	Yes, there is a customary breakup fee of 3 percent of the equity value, the details of which are included in the merger agreement.

9.	How will the combined company be operated? How are you going to integrate it?

•	AT&T has done a lot of large M&A over the years and have a strong track record of successful integrations.

•	Once the deal closes we expect to combine the companies to create a new competitor capable of offering a unique bundle of broadband, video and mobile services.

•	DirecTV’s employees will be a key part of our future together.

•	DirecTV’s headquarters will remain in El Segundo, CA after the closing.

10.	What will your strategy be for the DirecTV brand?

•	This is a high-class situation to be in.

•	We are combining two great brands.

•	We will provide more details nearer to closing.

11.	Are the synergies net of the 15 million broadband commitment? If not, what is cost of broadband?

•	Yes. Incorporated net of the synergies.

12.	Will DirecTV only provide video through satellite, or will it utilize U-verse?

•	What matters most to or our customers is that they can receive our content wherever, however and whenever they want – and that’s what we plan to deliver over all of our networks.

•	U-verse customers will not lose their great U-verse service but the services and content delivered to them will, over time, be enhanced as a result of this transaction

•	Put all of this together and we have an opportunity to redefine the video entertainment industry … delivering content to consumers across multiple screens – mobile devices, TVs, laptops, the backseat displays of connected cars, and even airplanes.

13.	What happens if DirecTV fails to renew its contract with the NFL prior to the closing of this merger agreement?

•	As with any transaction like this, there are a lot of things to get done before the deal closes, including regulatory approvals, DirecTV shareholder approval, tax opinions and so on, and the renewal of the NFL Sunday Ticket contract is one of these items. We do have the right to terminate the merger agreement in the unlikely event DirecTV and the NFL do not renew this contract, but we are all confident that renewal will occur and all the other conditions to the merger will be satisfied.

14.	If AT&T terminates the merger agreement with DirecTV for this reason will DirecTV receive a breakup fee?

•	The Merger Agreement speaks for itself on this issue and we refer you to the materials filed with the SEC. Just to be clear, though, neither party would have any liability to the other in this unlikely event.

15.	What about the areas of video overlap?

•	This deal creates a unique new competitor. We will have the premier nationwide mobile business combined with the leading video platform and we’ll reach 70 million customer locations with broadband.

•	In addition, we are adding the leading Latin American video provider.

•	Put all of this together and we have an opportunity to redefine the video entertainment industry … delivering content to consumers across multiple screens – mobile devices, TVs, laptops, the backseat displays of connected cars, and even airplanes.

•	The deal also ensures broadband expansion to 15 million customer locations within four years after close, primarily in rural areas; pricing guarantees on stand-alone broadband; and our continued commitment for three years after closing to the FCC’s Open Internet protections established in 2010. We anticipate that regulatory authorities will see the significant consumer benefits of this deal.

•	DirecTV has no broadband capabilities today and this transaction will address that.

16.	Have you spoken to any congressional committees? Do you expect there to be hearings on the transaction as it relates to the competitive landscape and consumer benefits?

•	We are confident that members of Congress will understand the benefits of the transaction.

•	We have tried to address key topics through our unprecedented consumer commitments.

•	We don’t believe there are any issues that will come up that we can’t address.

17.	Will state regulators be asked to approve the transaction?

•	Generally no. However, Arizona, Hawaii and Louisiana have unique statutes or commission rules which may apply to the transfer of AT&T, Inc. stock to DirecTV shareholders. AT&T will work with the commissions in those states to either waive any review of the transaction or to grant approval. We expect that the three commissions will be able to grant either waivers or approval by 3Q2014.

18.	What does this mean to AT&T’s credit rating?

•	AT&T has the strongest balance sheet in the industry and expects to have the strongest balance sheet in the industry after the deal closes.

19.	What about DirecTV’s business with Verizon and CenturyLink?

•	It’s very common to work with others within our industry and there is nothing about this transaction that will change that.

•	In fact, Verizon is one of our largest customers today (wholesale).

20.	What are you going to do with DirecTV’s Latin American assets?

•	Very valuable assets that we plan to continue to grow over time.

•	Leading pay TV provider in the region.

•	Satellite platform’s broad reach remains advantaged when compared with cable and telco in Latin America.

•	Underpenetrated pay TV market.

•	DirecTV’s fastest growing customer segment.

•	AT&T represents a great opportunity to support DirecTV’s expansion in Latin America. Great assets to assist with our broadband and fixed wireless roll-out.

21.	Will U-verse customers need to have a satellite “receiver” or “dish” on the outside of their house?

•	No. U-verse customers will not lose their great U-verse service but the services and content delivered to them will, over time, be enhanced as a result of this transaction.

•	We will provide delivery of video over multiple platforms with more customer choice.

•	Range of bundled and standalone options.

22.	I thought AT&T was focused on wireless, why the pivot?

•	AT&T has said for some time that all broadband networks must be capable of delivering video-and we have invested heavily to ensure that our mobile network can do so.

•	Now with DirecTV we’ll be able to layer in the leading video provider to deliver unique bundles across multiple platforms to multiple screens.

23.	What will your programming partners think of this news?

•	This deal is great for them and great for us. AT&T will provide access to mobile, satellite, and broadband customers for delivery of video creating new opportunities for additional services and revenues for all of us.

•	We’ll be expanding our broadband footprint to 70 million customer locations and able to provide bundles that don’t exist today, generating new revenue streams for them and for us.

•	Also provides an opportunity to expand the content market over our best-in-class wireless network.

Cautionary Language Concerning Forward-Looking Statements

Information set forth in this communication, including financial estimates and statements as to the expected timing, completion and effects of the proposed merger between AT&T and DirecTV, constitute forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These estimates and statements are subject to risks and uncertainties, and actual results might differ materially. Such estimates and statements include, but are not limited to, statements about the benefits of the merger, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions, and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of the management of AT&T and DirecTV and are subject to significant risks and uncertainties outside of our control.

Among the risks and uncertainties that could cause actual results to differ from those described in the forward-looking statements are the following: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, (2) the risk that DirecTV stockholders may not adopt the merger agreement, (3) the risk that the necessary regulatory approvals may not be obtained or may be obtained subject to conditions that are not anticipated, (4) risks that any of the closing conditions to the proposed merger may not be satisfied in a timely manner, (5) risks related to disruption of management time from ongoing business operations due to the proposed merger, (6) failure to realize the benefits expected from the proposed merger and (7) the effect of the announcement of the proposed merger on the ability of DirecTV and AT&T to retain customers and retain and hire key personnel and maintain relationships with their suppliers, and on their operating results and businesses generally.

Discussions of additional risks and uncertainties are contained in AT&T’s and DirecTV’s filings with the Securities and Exchange Commission. Neither AT&T nor DirecTV is under any obligation, and each expressly disclaim any obligation, to update, alter, or otherwise revise any forward-looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future events, or otherwise. Persons reading this announcement are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date hereof.

Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication may be deemed to be solicitation material in respect of the proposed merger between AT&T and DirecTV. In connection with the proposed merger, AT&T intends to file a registration statement on Form S-4, containing a proxy statement/prospectus with the Securities and Exchange Commission (“SEC”). STOCKHOLDERS OF DIRECTV ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Investors and security holders will be able to obtain copies of the proxy statement/prospectus as well as other filings containing information about AT&T and DirecTV, without charge, at the SEC’s website, http://www.sec.gov. Copies of documents filed with the SEC by AT&T will be made available free of charge on AT&T’s investor relations website at http://www.att.com/investor.relations. Copies of documents filed with the SEC by DIRECTV will be made available free of charge on DIRECTV’s investor relations website at http://www.investor.directv.com.

Participants in Solicitation

AT&T and its directors and executive officers, and DirecTV and its directors and executive officers, may be deemed to be participants in the solicitation of proxies from the holders of DirecTV common stock in respect of the proposed merger. Information about the directors and executive officers of AT&T is set forth in the proxy statement for AT&T’s 2014 Annual Meeting of Stockholders, which was filed with the SEC on March 11, 2014. Information about the directors and executive officers of DirecTV is set forth in the proxy statement for DirecTV’s 2014 Annual Meeting of Stockholders, which was filed with the SEC on March 20, 2014. Investors may obtain additional information regarding the interest of such participants by reading the proxy statement/prospectus regarding the proposed merger when it becomes available.